July 30, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Mr. Justin Dobbie

Re:                             Standard Parking Corporation
Revised Preliminary Proxy Statement on Schedule 14A
And Documents Incorporated by Reference
Response dated July 27, 2012
File No. 000-50796

Dear Mr. Dobbie:

On behalf of Standard Parking Corporation (the “Company” or “Standard Parking”), set forth below are responses to the letter of comment from the Staff of the Division of Corporation Finance (the “Staff”), dated July 30, 2012 (the “Proxy Letter”), relating to the above referenced Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”).  For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

Attached hereto for your review are marked copies of the pages of the Revised Preliminary Proxy Statement containing the changes made in response to the Proxy Letter (and conforming changes to the selected unaudited pro forma condensed combined financial information).  Each such change will be reflected in the Company’s Definitive Proxy Statement on Schedule 14A to be filed with the Securities and Exchange Commission.

Unaudited Pro Forma Combined Financial Information, page 130

Notes to the Unaudited Pro Forma Combined Financial Information, page 137

Notes to Unaudited Pro Forma Combined Statement of Operations, page 145

1.                                       Reference is made to note (5) where you indicate that the provision for income tax related to the pro forma adjustments utilizes the effective tax rates of each of the entities.  However, Article 11 of Regulation S-X states that the statutory tax rate should be used to calculate the income tax effect of pro forma adjustments.  However, different tax rates may be used only if they are factually supportable.  In this regard, please revise your pro forma tax adjustment utilizing the statutory rate or please advise us how the rate used is factually supportable.  Please refer to instruction 7 of Article 11-02 of Regulation S-X.

Response:

Note (5) has been revised to utilize the statutory rate in response to the Staff’s comment.

2.                                       Notwithstanding the above, we note the pro forma income tax adjustment utilizes a rate of 33% for the year ended December 31, 2011 and 35% for the three months ended March 31, 2012 based upon the amounts presented in the pro forma combined statements of operations.  It appears that such amounts do not agree to the effective rate of the combined entity .

Response:

The pro forma income tax adjustments have been revised to utilize the pro forma statutory tax rate for the combined company as provided in our response to comment 1 above.

We believe the responses above fully address the comments contained in the Proxy Letter.  If you have any questions regarding the attached changes to the Revised Preliminary Proxy Statement or the above responses, please contact the undersigned at 312-902-5493.  Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood

Mark D. Wood

Enclosures

cc:                                 Mr. James A. Wilhelm, President and Chief Executive Officer

Mr. G. Marc Baumann, Executive Vice President and Chief Financial Officer

Mr. Robert Sacks, Executive Vice President and General Counsel